FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

April 3, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

Akzo Nobel Announces Intended Sale of Organon BioSciences to
Schering-Plough for EUR 11 billion

Arnhem, the Netherlands, March 12, 2007 – Akzo Nobel is pleased to announce that on March 11, 2007, it received an offer for the purchase of its wholly owned subsidiary Organon BioSciences N.V. (OBS) from Schering-Plough for EUR 11 billion in cash. As a result, Akzo Nobel will no longer be proceeding with the partial IPO of OBS on Euronext Amsterdam.

The Board of Management and the Supervisory Board of Akzo Nobel met yesterday, March 11, to consider the binding cash offer for OBS from Schering-Plough. After careful consideration it was concluded that this cash offer represents full value to Akzo Nobel, while providing a new home for OBS as it becomes part of Schering-Plough – one of the largest pharmaceuticals companies in the world. The Board of Management and the Supervisory Board believe that this transaction is in the best interests of all stakeholders, including employees, investors, and customers.

Parties expect that the transaction could be completed in the second half of the year, after consultation with social partners, and clearance from regulatory bodies. Akzo Nobel obtained shareholder approval for the divestiture of its pharmaceuticals business at an Extraordinary General Meeting held in September 2006. Employee accrued benefits, including accrued pension entitlements, will be safeguarded.

Commenting on today’s announcement, Akzo Nobel CEO Hans Wijers said: “The intended sale of Organon BioSciences is a major milestone in the history of Akzo Nobel. It is a fundamental step towards our goal of creating a focused, international industrial player. At the same time, we are convinced that we have found an excellent home for OBS. While an independent future also offered potentially exciting possibilities, the partnership with Schering-Plough – one of the world’s leading pharmaceutical companies – will give more scope to develop the unique capabilities of OBS. We believe that this transaction delivers significant value for our shareholders, and takes into account the interests of all our stakeholders.”

Akzo Nobel aims to continue to grow in the most attractive areas of its coatings and chemicals portfolios through investments and acquisitions, based on a disciplined and value- driven approach to earnings and returns over cost of capital. Consistent with the company’s stated objectives, the proceeds of this sale provide room to deliver on its growth ambitions and to reduce Akzo Nobel’s pension and other liabilities.

Additionally, Akzo Nobel intends to embark on a share buy-back program at the closing of this sale of up to 10% of issued share capital which equates to approximately EUR 1.3 billion, based on Friday’s closing share price of 46.41, as authorized by shareholders at the April 2006 annual shareholders meeting. The company continues to evaluate further tax efficient options of returning cash to shareholders and the optimizing of its capital structure, consistent with its growth strategy.

On the future of OBS, Wijers continued: “The proposed sale offers OBS an exciting future within a major pharmaceutical player where it can grow its existing product range and further develop its promising pipeline of new products. Organon’s research and manufacturing in Oss, the Netherlands, will be the center of Schering-Plough’s global gynecology and fertility activities, while Organon’s neuroscience research will continue in Newhouse, Scotland. Schering-Plough’s animal health activities and Intervet will continue to operate at their existing locations. Whilst maintaining the strong pharmaceutical leadership team and competences in the U.S., Boxmeer will become the headquarters of the global animal health business.

“However, on a day like today, when we look forward to both a new, stronger Akzo Nobel and great opportunities for OBS, it is only natural that I and many others in this company have some personal mixed feelings. Whilst we firmly believe this deal offers the very best future for both Akzo Nobel and OBS, we must reflect on the fact that pharmaceuticals has been a fundamental and profitable part of Akzo Nobel for many years. In the past year we have all worked very hard on the IPO route – a route to independence that many of us, not unreasonably, were looking forward to. But I can assure our OBS colleagues that their real long-term business and cultural needs are profoundly met in this new relationship with Schering-Plough. The management team at OBS has done a fantastic job developing the company and today’s offer shows what a valuable business they have created. We wish them and all their people the greatest success.”

Schering-Plough Chairman and Chief Executive Officer, Fred Hassan, added: “With this transaction we take another major step in our Action Agenda to transform Schering-Plough into a global, high-performance company for the long term. Organon BioSciences will be an excellent fit with Schering-Plough – strategically, scientifically and financially. Given the complementary nature of our businesses and the track record of Schering-Plough’s management team in executing transformational change, we expect a smooth and efficient transition which will allow us to unlock more value from the Organon BioSciences products and pipeline than would have been possible for OBS on a stand-alone basis.”

He continued: “Because one of the great strengths of the combined operation is the complementary nature of the businesses, for the majority of people in OBS and Schering-Plough, there will be no issue regarding selection of overlapping candidates for positions in the new organization. Where any overlap does exist, decisions will be based on business logic and with the guiding principles of pragmatism, fairness, and responsibility to the long-term interests of the business. We have great respect for the talented people of Organon BioSciences and look forward to working together as we continue on our path towards building a new kind of healthcare company.”

Note for the editor
Akzo Nobel is a Global Fortune 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with human and animal healthcare products, coatings, and chemicals. We employ around 61,880 people and conduct our activities in these four segments, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2006 totaled EUR 13.7 billion. The financial results for the first quarter will be published on April 24, 2007.

Internet: www.akzonobel.com

Organon BioSciences (OBS) is an innovative global biopharmaceutical group specialized in the discovery, development and delivery of branded prescription drugs. The group comprises of Organon, active in human pharmaceuticals, and Intervet, specialized in animal health products. Organon has leading positions in gynecology, fertility, selected areas of anesthesia and extensive expertise in neuroscience. It has a rich and focused R&D program. Intervet is a global leader in animal healthcare, providing an extensive portfolio of vaccines and pharmaceuticals for a variety of animal species. The two business units are bridged by Nobilon, a strategic initiative created to drive the development of human vaccines. Organon BioSciences, with headquarters in Oss, the Netherlands, is committed to building on its strengths in its core areas and to becoming a significant player in immunology and medical biotechnology. The combined operations have a total workforce of over 19,000 staff spread across more than 100 countries, generating around EUR 3.7 billion in annual revenues (2006).

Internet: www.organonbiosciences.com

Schering-Plough is a global science-based health care company with leading prescription, consumer and animal health products. Through internal research and collaborations with partners, Schering-Plough discovers, develops, manufactures and markets advanced drug therapies to meet important medical needs. Schering-Plough's vision is to earn the trust of the physicians, patients and customers served by approximately 33,500 people around the world. The company is based in Kenilworth, N.J.

Internet: www.schering-plough.com

Not for publication – for more information
Akzo Nobel nv
Corporate Media Relations, tel. +31 26 366 43 43
Contact: Tim van der Zanden

Safe Harbor Statement*
This press release may contain statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Financial Reporting

Dated : April 3, 2007